FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

888.com launches three CryptoLogic games — and licenses 10 more

Spider-Man, Fantastic Four and Bejeweled are now thrilling 888’s players around the world

October 7, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that three of its most popular Internet casino games are now available at 888.com, operated by 888 Holdings plc (“888”), one of the world’s most popular online gaming entertainment companies.

The launch of the games follows a three-year licensing contract signed with 888 in May 2008 covering an initial three games. This contract has now been broadened, enabling 888 to expand its total suite of CryptoLogic titles to 13.

“It’s exciting to see one of the world’s premier gaming brands recognize that CryptoLogic delivers a gaming experience that’s truly innovative by deepening its relationship with us,” said Brian Hadfield, CryptoLogic’s President and CEO. “We expect CryptoLogic’s new games on 888.com and other planned sites to be highly popular among players — and profitable for our business.”

Players can now enjoy the stunning visuals, high-powered action and super-sized jackpots of Spider-Man, The Fantastic Four and Bejeweled at 888’s sites – all powered by CryptoLogic software.

Boasting more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. From popular casual games including Sudoku, Cubis, and Bejeweled to multi-bonus and multi-jackpot games featuring some of the world’s most famous action and entertainment characters, CryptoLogic has earned rave reviews from industry peers and players alike. In 2008, CryptoLogic earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players everywhere, it is widely considered the industry’s top honour.

888 Holdings plc is the world’s leading online gaming entertainment company. 888 owns and operates various world-renowned websites, including www.888.com, www.Casino-on-Net.com, www.pacificpoker.com, www.888ladies.com and www.888sport.com.

“CryptoLogic’s industry-leading games and 888’s reputation and marketing strength are a perfect combination,” said Justin Thouin, Vice President of Product Management and Business Development at CryptoLogic. “We are thrilled to have built a great relationship with one of the world’s true household names in i-gaming.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming.

TEL (353) 1234 0415

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Entertainment, Inc. and its subsidiaries and are used with permission. Copyright Ó 2008 Marvel Entertainment, Inc. and its subsidiaries. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

For more information, please contact:

CryptoLogic, 353 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Alexis Gore, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.